Exhibit 99.2

THOMSON REUTERS CORPORATION

CONSOLIDATED INCOME STATEMENT

(unaudited)

		Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars, except per share amounts)	Notes	2018	2017	2018	2017
CONTINUING OPERATIONS
Revenues	3	1,292	1,272	3,982	3,883
Operating expenses	6	(985)	(888)	(2,901)	(2,698)
Depreciation		(24)	(23)	(83)	(85)
Amortization of computer software		(96)	(76)	(294)	(265)
Amortization of other identifiable intangible assets		(26)	(33)	(83)	(103)
Other operating gains, net	7	1	36	13	48
Operating profit		162	288	634	780
Finance costs, net:
Net interest expense	8	(82)	(89)	(241)	(270)
Other finance (costs) income	8	(11)	(57)	10	(145)
Income before tax and equity method investments		69	142	403	365
Share of post-tax earnings (losses) in equity method investments		1	1	5	(4)
Tax expense	9	(128)	-	(152)	(26)
(Loss) earnings from continuing operations		(58)	143	256	335
Earnings from discontinued operations, net of tax	10	349	205	381	533
Net earnings		291	348	637	868
Earnings attributable to:
Common shareholders		261	330	547	819
Non-controlling interests		30	18	90	49

Earnings per share:	11
Basic and diluted earnings (loss) per share:
From continuing operations		($0.08)	$0.20	$0.36	$0.46
From discontinued operations		0.45	0.26	0.41	0.67
Basic and diluted earnings per share		$0.37	$0.46	$0.77	$1.13

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(unaudited)

		Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	Notes	2018	2017	2018	2017
Net earnings		291	348	637	868

Other comprehensive (loss) income:
Items that have been or may be subsequently reclassified to net earnings:
Cash flow hedges adjustments to net earnings	8	(24)	(53)	44	(97)
Cash flow hedges adjustments to equity		20	42	(38)	73
Foreign currency translation adjustments to equity		(38)	221	(239)	605
		(42)	210	(233)	581
Items that will not be reclassified to net earnings:
Remeasurement on defined benefit pension plans		15	64	126	84
Related tax expense on remeasurement on defined benefit pension plans		(2)	(11)	(29)	(22)
		13	53	97	62
Other comprehensive (loss) income		(29)	263	(136)	643
Total comprehensive income		262	611	501	1,511

Comprehensive income (loss) for the period attributable to:
Common shareholders:
Continuing operations		(51)	187	172	420
Discontinued operations		283	406	239	1,042
Non-controlling interests - discontinued operations		30	18	90	49
Total comprehensive income		262	611	501	1,511

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(unaudited)

		September 30,	December 31,
(millions of U.S. dollars)	Notes	2018	2017
Cash and cash equivalents	12	507	874
Trade and other receivables		871	1,457
Other financial assets	12	42	98
Prepaid expenses and other current assets		419	548
Current assets excluding assets held for sale		1,839	2,977
Assets held for sale	10	14,605	-
Current assets		16,444	2,977
Computer hardware and other property, net		459	921
Computer software, net		890	1,458
Other identifiable intangible assets, net		3,276	5,315
Goodwill		5,009	15,042
Other financial assets	12	37	83
Other non-current assets	13	572	605
Deferred tax		62	79
Total assets		26,749	26,480

LIABILITIES AND EQUITY
Liabilities
Current indebtedness	12	2,127	1,644
Payables, accruals and provisions	14	1,291	2,086
Deferred revenue		718	937
Other financial liabilities	12	791	129
Current liabilities excluding liabilities associated with assets held for sale		4,927	4,796
Liabilities associated with assets held for sale		1,779	-
Current liabilities		6,706	4,796
Long-term indebtedness	12	4,955	5,382
Provisions and other non-current liabilities	15	1,060	1,740
Other financial liabilities	12	54	279
Deferred tax		1,424	708
Total liabilities		14,199	12,905

Equity
Capital	16	9,311	9,549
Retained earnings		6,618	7,201
Accumulated other comprehensive loss		(3,906)	(3,673)
Total shareholders’ equity		12,023	13,077
Non-controlling interests		527	498
Total equity		12,550	13,575
Total liabilities and equity		26,749	26,480
Contingencies (note 18)

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOW

(unaudited)

		Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	Notes	2018	2017	2018	2017
Cash provided by (used in):
OPERATING ACTIVITIES
(Loss) earnings from continuing operations		(58)	143	256	335
Adjustments for:
Depreciation		24	23	83	85
Amortization of computer software		96	76	294	265
Amortization of other identifiable intangible assets		26	33	83	103
Net gains on disposals of businesses and investments		-	(35)	-	(35)
Deferred tax		82	(94)	57	(106)
Other	17	60	63	118	274
Pension contribution		-	-	-	(500)
Changes in working capital and other items	17	37	191	(63)	(28)
Operating cash flows from continuing operations		267	400	828	393
Operating cash flows from discontinued operations		583	408	1,244	881
Net cash provided by operating activities		850	808	2,072	1,274
INVESTING ACTIVITIES
Acquisitions, net of cash acquired		(32)	(1)	(60)	(1)
Proceeds from disposals of businesses and investments		6	40	6	50
Capital expenditures		(110)	(160)	(420)	(392)
Proceeds from disposals of property and equipment		-	-	27	-
Other investing activities		1	1	19	16
Investing cash flows from continuing operations		(135)	(120)	(428)	(327)
Investing cash flows from discontinued operations		(110)	(98)	(356)	(486)
Net cash used in investing activities		(245)	(218)	(784)	(813)
FINANCING ACTIVITIES
Proceeds from debt	12	-	-	1,370	-
Repayments of debt	12	(500)	(550)	(1,370)	(1,100)
Net borrowings under short-term loan facilities	12	17	555	78	705
Repurchases of common shares	16	(129)	(230)	(488)	(808)
Dividends paid on preference shares		(1)	(1)	(2)	(2)
Dividends paid on common shares	16	(232)	(237)	(707)	(720)
Other financing activities		9	14	10	30
Financing cash flows from continuing operations		(836)	(449)	(1,109)	(1,895)
Financing cash flows from discontinued operations		(25)	(19)	(60)	(50)
Net cash used in financing activities		(861)	(468)	(1,169)	(1,945)
(Decrease) increase in cash and bank overdrafts		(256)	122	119	(1,484)
Translation adjustments		(9)	4	(21)	9
Cash and bank overdrafts at beginning of period		1,231	766	868	2,367
Cash and bank overdrafts at end of period		966	892	966	892
Cash and bank overdrafts at end of period comprised of:
Cash and cash equivalents		507	898	507	898
Cash and cash equivalents in assets held for sale	10	461	-	461	-
Bank overdrafts		(2)	(6)	(2)	(6)
		966	892	966	892
Supplemental cash flow information is provided in note 17.
Interest paid		(31)	(53)	(173)	(218)
Income taxes paid	17	(55)	(43)	(150)	(99)

Interest paid is reflected as an operating cash flow and is net of debt-related hedges.

Income taxes paid are reflected as either operating or investing cash flows depending on the nature of the underlying transaction.

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited)

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized gain on cash flow hedges	Foreign currency translation adjustments	Total accumulated other comprehensive loss (“AOCL”)	Shareholders’ equity	Non- controlling interests	Total equity
Balance, December 31, 2017	9,306	243	9,549	7,201	16	(3,689)	(3,673)	13,077	498	13,575
Impact of IFRS 15 adoption (see note 1)	-	-	-	172	-	-	-	172	-	172
Balance after IFRS 15 adoption	9,306	243	9,549	7,373	16	(3,689)	(3,673)	13,249	498	13,747
Net earnings	-	-	-	547	-	-	-	547	90	637
Other comprehensive income (loss)	-	-	-	97	6	(239)	(233)	(136)	-	(136)
Total comprehensive income (loss)	-	-	-	644	6	(239)	(233)	411	90	501
Change in ownership interest of subsidiary	-	-	-	29	-	-	-	29	(1)	28
Distributions to non-controlling interests	-	-	-	-	-	-	-	-	(60)	(60)
Dividends declared on preference shares	-	-	-	(2)	-	-	-	(2)	-	(2)
Dividends declared on common shares	-	-	-	(732)	-	-	-	(732)	-	(732)
Shares issued under Dividend Reinvestment Plan (“DRIP”)	25	-	25	-	-	-	-	25	-	25
Repurchases of common shares	(159)	-	(159)	(329)	-	-	-	(488)	-	(488)
Pre-defined share repurchase plan	(147)	-	(147)	(365)	-	-	-	(512)	-	(512)
Stock compensation plans	113	(70)	43	-	-	-	-	43	-	43
Balance, September 30, 2018	9,138	173	9,311	6,618	22	(3,928)	(3,906)	12,023	527	12,550

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized gain (loss) on cash flow hedges	Foreign currency translation adjustments	AOCL	Shareholders’ equity	Non- controlling interests	Total equity
Balance, December 31, 2016	9,393	196	9,589	7,477	32	(4,325)	(4,293)	12,773	483	13,256
Impact of IFRS 2 amendments	-	152	152	-	-	-	-	152	-	152
Balance after IFRS 2 amendments	9,393	348	9,741	7,477	32	(4,325)	(4,293)	12,925	483	13,408
Net earnings	-	-	-	819	-	-	-	819	49	868
Other comprehensive income (loss)	-	-	-	62	(24)	605	581	643	-	643
Total comprehensive income (loss)	-	-	-	881	(24)	605	581	1,462	49	1,511
Change in ownership interest of subsidiary	-	-	-	18	-	-	-	18	12	30
Distributions to non- controlling interests	-	-	-	-	-	-	-	-	(50)	(50)
Dividends declared on preference shares	-	-	-	(2)	-	-	-	(2)	-	(2)
Dividends declared on common shares	-	-	-	(746)	-	-	-	(746)	-	(746)
Shares issued under DRIP	26	-	26	-	-	-	-	26	-	26
Repurchases of common shares	(241)	-	(241)	(575)	-	-	-	(816)	-	(816)
Pre-defined share repurchase plan	(52)	-	(52)	(133)	-	-	-	(185)	-	(185)
Stock compensation plans	161	(99)	62	-	-	-	-	62	-	62
Balance, September 30, 2017	9,287	249	9,536	6,920	8	(3,720)	(3,712)	12,744	494	13,238

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Corporation

Notes to Consolidated Financial Statements (unaudited)

(unless otherwise stated, all amounts are in millions of U.S. dollars)

Note 1: Business Description and Basis of Preparation

General business description

Thomson Reuters Corporation (the “Company” or “Thomson Reuters”) is an Ontario, Canada corporation with common shares listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and Series II preference shares listed on the TSX. The Company is a major source of news and information for professional markets.

Basis of preparation

The unaudited consolidated interim financial statements (“interim financial statements”) were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2017, except as described below. The interim financial statements are in compliance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements have been disclosed in note 3 of the interim financial statements and in note 2 of the consolidated financial statements for the year ended December 31, 2017. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2017, which are included in the Company’s 2017 annual report.

On October 1, 2018, the Company closed the sale of a 55% interest in its Financial & Risk business to private equity funds managed by Blackstone. An affiliate of Canada Pension Plan Investment Board and an affiliate of GIC invested alongside Blackstone. See note 20. Beginning with the three-month period ended March 31, 2018, the Financial & Risk business was reported as a discontinued operation.

The accompanying interim financial statements include all adjustments, composed of normal recurring adjustments, considered necessary by management to fairly state the Company’s results of operations, financial position and cash flows. The operating results for interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year.

References to “$” are to U.S. dollars and references to “C$” are to Canadian dollars.

Prior-year period amounts have been reclassified to reflect the current presentation.

Changes in accounting policy

Effective January 1, 2018, the Company adopted IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). The Company made the following changes as a consequence of adopting IFRS 15:

●	Revenue for certain term licenses of intellectual property is recognized at the time control is transferred to the customer, rather than over the license term.
●	Certain contingent payouts are recognized as a reduction of revenue, rather than as expense.
●	Additional commission expense for sales employees is deferred and a substantial portion of these deferrals will be amortized over three years.

The Company adopted IFRS 15 using the modified retrospective method. Accordingly, the cumulative effect of adoption of $172 million was recognized as an adjustment to the opening balance of retained earnings at January 1, 2018 to reflect an increase in total assets of $150 million due to the deferral of additional commission expense for sales employees and a decrease in total liabilities of $22 million primarily related to adjustments to deferred revenue. Comparative information was not restated.

IFRS 15 did not have a material impact on the consolidated income statement and no impact on cash flows for the three and nine months ended September 30, 2018. In the consolidated statement of financial position, total assets increased $161 million and total liabilities decreased $22 million at September 30, 2018, compared to December 31, 2017. Of these amounts, $90 million of the increase in total assets and the entire decrease in total liabilities related to continuing operations. Refer to Note 3 for the Company’s accounting policies, critical judgments and disclosures under IFRS 15.

Effective January 1, 2018, the Company also adopted IFRS 9, Financial Instruments (“IFRS 9”). IFRS 9 introduces new requirements for classification and measurement, impairment and hedge accounting. The Company adopted IFRS 9 using the retrospective method and, as permitted by the standard, elected not to reclassify prior-year period amounts. IFRS 9 did not have a material impact on the consolidated income statement and cash flow for the three and nine months ended September 30, 2018 and financial position for the nine months ended September 30, 2018.

Note 2: Recent Accounting Pronouncements

Certain pronouncements were issued by the IASB or International Financial Reporting Interpretations Committee (“IFRIC”) that are effective for accounting periods beginning on or after January 1, 2018. Many of these updates are not applicable or consequential to the Company and have been excluded from the discussion below.

Pronouncements effective for annual periods beginning January 1, 2019:

IFRS 16	Leases

IFRS 16 introduces a single lease accounting model, eliminating the existing distinction between operating and finance leases for lessees. The standard requires a lessee to recognize right-of-use assets and lease liabilities on the statement of financial position for almost all leases having a term of more than 12 months. The Company is reviewing its lease portfolio to evaluate the impact of the standard and is considering changes to its processes and internal controls, including the implementation of a new lease accounting system in 2018. The Company will adopt the standard using the modified retrospective method. As such, the cumulative effect of adoption will be recognized as an adjustment to the opening balance of retained earnings. Prior-year period amounts will not be adjusted. While the assessment of the adoption impact is ongoing, the Company expects that IFRS 16 will increase its assets and liabilities by approximately $250 million for leases related to the continuing operations of its business. The Company also expects to reclassify approximately $60 million of lease expense from operating expenses to depreciation and interest expense, but does not expect a material impact to net earnings. There will be no impact on consolidated cash flows, however, cash flows from operating activities will increase as cash payments from the principal portion of lease obligations will be reclassified to cash flows from financing activities.

IFRIC 23	Uncertainty over Income Tax Treatments

IFRIC 23 adds to the requirements of IAS 12, Income Taxes, by specifying how to reflect the effects of uncertainty in the accounting for income taxes. An uncertainty arises when it is unclear how a tax law applies to a particular transaction, or whether a taxation authority will accept a company’s tax treatment. The Company does not expect IFRIC 23 to have a material impact on its consolidated financial statements.

Note 3: Revenues

Significant accounting policies

Effective January 1, 2018, revenue is recognized when control of the Company’s products or services is transferred to customers. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled. Such consideration is net of estimated returns, discounts, value-added and other sales taxes.

The Company derives its revenue from selling information, software and services. Revenue is generally recognized as follows:

Recurring revenues

Recurring revenue is generally recognized on a ratable basis over the contract term.

Recurring revenues primarily consist of fees to access products or services delivered electronically over time, such as Westlaw and Checkpoint. These products are generally provided under subscription arrangements, which most customers renew at the end of each subscription term. The majority of subscription arrangements have multiple year terms that range from one to five years. Recurring revenues also include fees from software maintenance arrangements that are recognized over the maintenance period. Arrangements may be billed in advance or in arrears.

Transactions revenues

Transactions revenues are recognized primarily at a point in time and based on their type, as follows:

●	Volume-based fees related to online searches are recognized based on usage;
●	Fees from software licenses with no future obligations are recognized at the point of delivery; and
●	Professional fees from service and consulting arrangements are recognized as services are performed, generally based on hours incurred, reflecting the continuous transfer of control to the customer.

Transactions revenues may be billed in advance or in arrears.

Print revenues

Print revenues are generally recognized at the point of shipment.

Print revenue consists of fees for content that is delivered in traditional paper format rather than online. Revenue is generally billed at shipment.

The Company also considers the following when recognizing revenue:

Multiple performance obligations

Certain customer contracts include multiple products and services, which are accounted for as separate performance obligations when they are distinct. A product or service is distinct if a customer can benefit from it either on its own or with other readily available resources, and the promise to transfer the good or service is separately identifiable in the contract. The transaction price is allocated to the separate performance obligations based on the relative standalone selling price.

A series of distinct goods or services is accounted for as a single performance obligation if the items in the series are substantially the same, have the same pattern of transfer and: (1) each distinct item in the series represents a performance obligation that would be satisfied over time, and (2) the measure to satisfy the performance obligation for each distinct item in the series is the same.

Certain arrangements include installation or implementation services. If these services are distinct, consideration is allocated to them and they are recognized as services are performed and included as transaction revenues. If the services are not distinct, they are recognized as part of the related subscription arrangement or as part of the related software license, as applicable.

Sales involving third parties

Revenue from sales of third party content or services delivered on the Company’s platforms is recorded net of costs when the Company is acting as an agent between the customer and the vendor, and gross when the Company is a principal to the transaction.

Deferred revenue

Deferred revenue is recorded when cash payments are received or due in advance of the transfer of the related products or services.

Contract costs

Incremental costs of obtaining a contract with a customer are recognized as an asset if the benefit of such costs is expected to be longer than one year, and amortized on a straight-line basis over the period that the product or service is transferred to the customer. Incremental costs include sales commissions to direct sales people as well as to account executives and sales management. Sales commissions on new customer contracts are generally paid at significantly higher rates than renewals. As such:

●

Assets related to new customer contracts are amortized over three years, which may anticipate renewal periods, as management estimates that this corresponds to the period over which a customer benefits from existing technology in the underlying product or service; and

●	Assets related to renewal customer contracts are amortized over the term of the contract if they are commensurate with previous renewals commissions.

The Company recognizes the following assets, “Deferred commissions” short-term, included within “Prepaid expenses and other current assets” and “Deferred commissions” long-term, included within “Other non-current assets” in the consolidated statement of financial position for costs to obtain a contract.

The Company applied the practical expedient in IFRS 15 to recognize the incremental cost of obtaining a contract as an expense when incurred, if the amortization period is one year or less.

Critical judgments in applying accounting policies

Management exercises significant judgment to determine the following when applying the accounting policy:

●	whether multiple products and services in customer contracts are distinct performance obligations that should be accounted for separately, or whether they must be accounted for together
¡	In making the determination, management considers, for example, whether the Company regularly sells a good or service separately, or whether the goods or services are highly interrelated.
●	the standalone selling price (SSP) for each distinct performance obligation
¡

The Company typically has more than one SSP for individual products and services due to the stratification of its offerings by customer. As a result, management determines the SSP taking into consideration market conditions and other factors, including the value of its contracts, the product or service sold, the customer’s market, geographic location, and the number and types of users in each contract.

●	the period over which to amortize assets arising from incremental costs of obtaining a contract
¡

As management estimates that this period corresponds to the period over which a customer benefits from existing technology in the underlying product or service, this judgment is closely linked with the determination of software amortization periods.

Revenues by type and geography

The following tables disaggregate revenues by type and geography and reconcile them to reportable segments from continuing operations for the three and nine months ended September 30, 2018 and 2017 (see note 4).

Revenues by type	Legal		Tax & Accounting		Reuters News		Total
Three months ended September 30,	2018	2017	2018	2017	2018	2017	2018	2017
Recurring	649	618	272	267	59	62	980	947
Transactions	78	74	56	62	12	11	146	147
Print	156	168	13	12	-	-	169	180
Eliminations	-	-	-	-	-	-	(3)	(2)
Total	883	860	341	341	71	73	1,292	1,272

Revenues by type	Legal		Tax & Accounting		Reuters News		Total
Nine months ended September 30,	2018	2017	2018	2017	2018	2017	2018	2017
Recurring	1,926	1,835	859	824	185	187	2,970	2,846
Transactions	233	228	240	247	30	34	503	509
Print	478	496	38	37	-	-	516	533
Eliminations	-	-	-	-	-	-	(7)	(5)
Total	2,637	2,559	1,137	1,108	215	221	3,982	3,883

Revenues by geography (country of destination)	Legal		Tax & Accounting		Reuters News		Total
Three months ended September 30,	2018	2017	2018	2017	2018	2017	2018	2017
U.S.	690	658	274	268	20	17	984	943
Canada (country of domicile)	38	46	6	6	1	1	45	53
Other	12	15	33	41	3	3	48	59
Americas (North America, Latin America, South America)	740	719	313	315	24	21	1,077	1,055

U.K.	80	86	13	12	7	5	100	103
Other	25	19	5	4	26	29	56	52
EMEA (Europe, Middle East and Africa)	105	105	18	16	33	34	156	155

Asia Pacific	38	36	10	10	14	18	62	64
Eliminations	-	-	-	-	-	-	(3)	(2)
Total	883	860	341	341	71	73	1,292	1,272

Revenues by geography (country of destination)	Legal		Tax & Accounting		Reuters News		Total
Nine months ended September 30,	2018	2017	2018	2017	2018	2017	2018	2017
U.S.	2,076	1,998	915	893	57	54	3,048	2,945
Canada (country of domicile)	99	115	28	26	2	2	129	143
Other	35	45	109	114	7	7	151	166
Americas (North America, Latin America, South America)	2,210	2,158	1,052	1,033	66	63	3,328	3,254

U.K.	246	242	42	33	21	19	309	294
Other	77	53	14	12	84	85	175	150
EMEA (Europe, Middle East and Africa)	323	295	56	45	105	104	484	444

Asia Pacific	104	106	29	30	44	54	177	190
Eliminations	-	-	-	-	-	-	(7)	(5)
Total	2,637	2,559	1,137	1,108	215	221	3,982	3,883

See note 10 for disaggregated revenues from discontinued operations.

Note 4: Segment Information

The Company’s continuing business is organized as three reportable segments reflecting how the businesses are managed: Legal, Tax & Accounting, and Reuters News. Beginning in the first quarter of 2018, Reuters News became a reportable segment. Reuters News was previously an operating segment included within a Corporate and Other category. The accounting policies applied by the segments are the same as those applied by the Company.

Effective January 1, 2018, the operating results of Financial & Risk are reported as a discontinued operation, except for the Regulatory Intelligence and Compliance Learning businesses that the Company will retain after the closing of the Financial & Risk transaction and is now reported as part of the Legal segment. The Company’s Chief Executive Officer continued to act as the chief operating decision maker (CODM) for the Financial & Risk business due to its significance to the Company. See note 10 for financial information regarding the Financial & Risk business.

The reportable segments offer products and services to target markets as described below.

Legal

The Legal segment is a provider of critical online and print information, decision tools, software and services that support legal, investigation, business and government professionals around the world.

Tax & Accounting

The Tax & Accounting segment is a provider of integrated tax compliance and accounting information, software and services for professionals in accounting firms, corporations, law firms and government.

Reuters News

The Reuters News segment is a provider of real-time, multimedia news and information services to newspapers, television and cable networks, radio stations and websites around the globe.

The Company also reports “Corporate”, which includes expenses for corporate functions and does not qualify for segment reporting.

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Revenues
Legal	883	860	2,637	2,559
Tax & Accounting	341	341	1,137	1,108
Reuters News	71	73	215	221
Eliminations	(3)	(2)	(7)	(5)
Consolidated revenues	1,292	1,272	3,982	3,883

Adjusted EBITDA
Legal	327	345	967	984
Tax & Accounting	93	95	331	339
Reuters News	6	7	22	29
Corporate	(124)	(59)	(240)	(169)
Adjusted EBITDA	302	388	1,080	1,183
Fair value adjustments (see note 6)	5	(4)	1	2
Depreciation	(24)	(23)	(83)	(85)
Amortization of computer software	(96)	(76)	(294)	(265)
Amortization of other identifiable intangible assets	(26)	(33)	(83)	(103)
Other operating gains, net	1	36	13	48
Consolidated operating profit	162	288	634	780
Net interest expense	(82)	(89)	(241)	(270)
Other finance (costs) income	(11)	(57)	10	(145)
Share of post-tax earnings (losses) in equity method investments	1	1	5	(4)
Tax expense	(128)	-	(152)	(26)
(Loss) earnings from continuing operations	(58)	143	256	335

In accordance with IFRS 8, Operating Segments, the Company discloses certain information about its reportable segments based upon measures used by management in assessing the performance of those reportable segments. These measures are defined below and may not be comparable to similar measures of other companies.

Adjusted EBITDA

●

Segment adjusted EBITDA represents earnings from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, the Company’s share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges, fair value adjustments, and corporate related items.

●	The Company does not consider these excluded items to be controllable operating activities for purposes of assessing the current performance of the reportable segments.
●

Each segment includes an allocation of costs for centralized support services such as technology, editorial, real estate and certain global transaction processing functions that are based on usage or other applicable measures.

●	Consolidated adjusted EBITDA is comprised of adjusted EBITDA from reportable segments and Corporate.

Note 5: Seasonality

The Company’s revenues and operating profit on a consolidated basis do not tend to be significantly impacted by seasonality as it records a large portion of its revenues ratably over a contract term and its costs are generally incurred evenly throughout the year. However, the performance of the Tax & Accounting segment from quarter to consecutive quarter can be impacted by the release of certain tax products, which tend to be concentrated in the fourth quarter and, to a lesser extent, in the first quarter of the year. The seasonality of the Company’s operating profit may also be impacted by the timing of corporate costs incurred in connection with the repositioning of the business following the sale of a 55% majority stake in the Financial & Risk business.

Note 6: Operating Expenses

The components of operating expenses include the following:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Salaries, commissions and allowances	610	539	1,788	1,644
Share-based payments	12	14	35	42
Post-employment benefits	39	38	111	116
Total staff costs	661	591	1,934	1,802
Goods and services(1)	218	199	681	613
Data	61	56	173	161
Telecommunications	18	6	32	23
Real estate	32	32	82	101
Fair value adjustments(2)	(5)	4	(1)	(2)
Total operating expenses	985	888	2,901	2,698

(1)	Goods and services include professional fees, consulting and outsourcing services, contractors, selling and marketing, and other general and administrative costs.

(2)	Fair value adjustments primarily represent gains or losses due to changes in foreign currency exchange rates on intercompany balances that arise in the ordinary course of business.

Note 7: Other Operating Gains, Net

Other operating gains, net, were $1 million and $36 million for the three months ended September 30, 2018 and 2017, respectively, and $13 million and $48 million for the nine months ended September 30, 2018 and 2017. The nine months ended September 30, 2018 included a gain on the sale of a Canadian wholly-owned subsidiary to a company affiliated with The Woodbridge Company Limited (“Woodbridge”), the Company’s principal shareholder (see note 19). The three and nine months ended September 30, 2017 included a gain from the sale of a portion of an investment.

Note 8: Finance Costs, Net

The components of finance costs, net, include interest expense (income) and other finance costs (income) as follows:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Interest expense:
Debt	74	82	218	244
Derivative financial instruments - hedging activities	1	1	4	4
Other, net	4	-	6	4
Fair value (gains) losses on financial instruments:
Cash flow hedges, transfer from equity	(24)	(53)	44	(97)
Net foreign exchange losses (gains) on debt	24	53	(44)	97
Net interest expense—debt and other	79	83	228	252
Net interest expense—pension and other post-employment benefit plans	6	7	20	22
Interest income	(3)	(1)	(7)	(4)
Net interest expense	82	89	241	270

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Net losses (gains) due to changes in foreign currency exchange rates	11	49	(7)	112
Net losses (gains) on derivative instruments	-	8	(3)	33
Other finance costs (income)	11	57	(10)	145

Net losses (gains) due to changes in foreign currency exchange rates

Net losses (gains) due to changes in foreign currency exchange rates were principally comprised of amounts related to certain intercompany funding arrangements.

Net losses (gains) on derivative instruments

Net losses (gains) on derivative instruments were principally comprised of amounts relating to foreign exchange contracts.

Note 9: Taxation

Tax expense was $128 million and nil for the three months ended September 30, 2018 and 2017, respectively, and $152 million and $26 million for the nine months ended September 30, 2018 and 2017, respectively. Tax expense in both periods of 2018 included $95 million of charges associated with the separation of Financial & Risk from the rest of the Company. The tax expense in each period reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year, tax expense or benefit in interim periods is not necessarily indicative of tax expense for the full year.

Note 10: Discontinued Operations

On October 1, 2018, the Company closed the sale of a 55% interest in its Financial & Risk business. See note 20. The results of Financial & Risk are reported as discontinued operations in the consolidated financial statements for all periods presented.

Earnings from discontinued operations are summarized as follows:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Revenues	1,541	1,525	4,677	4,511
Expenses	(1,059)	(1,343)	(3,279)	(4,014)
Earnings from discontinued operations before income tax	482	182	1,398	497
Tax (expense) benefit(1)	(133)	23	(1,017)	36
Earnings from discontinued operations, net of tax	349	205	381	533

Adjusted EBITDA (Financial & Risk)	482	461	1,480	1,380
Fair value adjustments	16	(49)	81	(173)
Depreciation	(3)	(50)	(17)	(137)
Amortization of computer software	-	(95)	(30)	(254)
Amortization of other identifiable intangible assets	(1)	(82)	(29)	(251)
Other operating losses, net	(1)	(6)	(61)	(35)
Net interest (expense) income	(1)	5	(7)	(2)
Other finance costs	(3)	(1)	(3)	(31)
Share of post-tax earnings in equity method investments	-	1	-	1
Intellectual Property & Science loss from discontinued operations	(7)	(2)	(16)	(1)
Earnings from discontinued operations before income tax	482	182	1,398	497

(1)

The three and nine months ended September 30, 2018 reflected a $38 million and an $850 million deferred tax charge, respectively, associated with the sale of a 55% interest in the Financial & Risk business. These deferred taxes were not required before 2018 as the business was not considered held for sale until January 2018. The charge in the three-month period resulted from an increase in state tax rates expected to apply to the transaction.

The assets and liabilities classified as held for sale in the consolidated statement of financial position are as follows:

September 30,
2018
Cash and cash equivalents(1)	461
Trade and other receivables	647
Other financial assets	21
Prepaid expenses and other current assets	178
Computer hardware and other property, net	488
Computer software, net	849
Other identifiable intangible assets, net	1,912
Goodwill	9,885
Other assets	151
Deferred tax	13
Total assets held for sale	14,605
Current indebtedness	1
Payables, accruals and provisions	856
Deferred revenue	207
Other financial liabilities	7
Provisions and other liabilities	396
Deferred tax	312
Total liabilities associated with assets held for sale	1,779

(1)

Includes cash and cash equivalents of $112 million, held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and were therefore not available for general use by the Company.

Relative to assets held for sale, foreign currency translation adjustments recorded within accumulated other comprehensive loss in the consolidated statement of financial position were losses of approximately $3.0 billion at September 30, 2018.

The following tables disaggregate revenues by type and geography for the Financial & Risk segment for the three and nine months ended September 30, 2018 and 2017:

	Three months ended September 30,		Nine months ended September 30,
Revenues by type (Financial & Risk)	2018	2017	2018	2017
Recurring	1,302	1,295	3,947	3,842
Transactions	239	230	730	669
Total	1,541	1,525	4,677	4,511

Revenues by geography (Financial & Risk)	Three months ended September 30,		Nine months ended September 30,
(country of destination)	2018	2017	2018	2017
U.S.	576	565	1,725	1,693
Canada (country of domicile)	33	33	100	97
Other	25	27	78	78
Americas (North America, Latin America, South America)	634	625	1,903	1,868

U.K.	224	219	696	642
Other	391	391	1,197	1,138
EMEA (Europe, Middle East and Africa)	615	610	1,893	1,780
Asia Pacific	292	290	881	863
Total	1,541	1,525	4,677	4,511

Note 11: Earnings Per Share

Basic earnings per share was calculated by dividing earnings attributable to common shareholders less dividends declared on preference shares by the sum of the weighted-average number of common shares outstanding and vested deferred share units (“DSUs”) outstanding during the period. DSUs represent common shares that certain employees have elected to receive in the future upon vesting of share-based compensation awards or in lieu of cash compensation.

Diluted earnings per share was calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and time-based restricted share units (“TRSUs”).

Earnings used in determining consolidated earnings per share and (loss) earnings per share from continuing operations are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Earnings attributable to common shareholders	261	330	547	819
Less: Dividends declared on preference shares	(1)	(1)	(2)	(2)
Earnings used in consolidated earnings per share	260	329	545	817
Less: Earnings from discontinued operations, net of tax	(349)	(205)	(381)	(533)
Remove: Non-controlling interests from discontinued operations	30	18	90	49
(Loss) earnings used in earnings per share from continuing operations	(59)	142	254	333

The weighted-average number of common shares outstanding, as well as a reconciliation of the weighted-average number of common shares outstanding used in the basic earnings per share computation to the weighted-average number of common shares outstanding used in the diluted earnings per share computation, is presented below:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Weighted-average number of common shares outstanding	700,682,178	714,822,823	706,494,346	720,506,572
Weighted-average number of vested DSUs	530,241	709,946	687,447	698,469
Basic	701,212,419	715,532,769	707,181,793	721,205,041
Effect of stock options and TRSUs	-	1,367,356	893,186	1,322,556
Diluted	701,212,419	716,900,125	708,074,979	722,527,597

Because the Company reported a net loss from continuing operations for the three months ended September 30, 2018, the weighted-average number of common shares used for basic and diluted loss per share is the same, as the effect of stock options and other equity incentive awards would reduce the loss per share, and therefore be anti-dilutive.

Note 12: Financial Instruments

Financial assets and liabilities

Financial assets and liabilities in the consolidated statement of financial position were as follows:

September 30, 2018(1)	Assets/ (Liabilities) at Amortized Cost	Assets/ (Liabilities) at Fair Value through Earnings	Assets at Fair Value through Other Comprehensive Income	Derivatives Used for Hedging	Total
Cash and cash equivalents	377	130	-	-	507
Trade and other receivables	871	-	-	-	871
Other financial assets - current	39	3	-	-	42
Other financial assets - non-current	15	-	22	-	37
Current indebtedness	(2,127)	-	-	-	(2,127)
Trade payables (see note 14)	(140)	-	-	-	(140)
Accruals (see note 14)	(842)	-	-	-	(842)
Other financial liabilities - current(2)	(551)	(6)	-	(234)	(791)
Long-term indebtedness	(4,955)	-	-	-	(4,955)
Other financial liabilities - non current	-	(3)	-	(51)	(54)
Total	(7,313)	124	22	(285)	(7,452)

(1)	Current presentation reflects the adoption of IFRS 9, Financial Instruments, effective January 1, 2018.

(2)

Includes a commitment to repurchase up to $512 million of shares related to the Company’s pre-defined plan with its broker to repurchase the Company’s shares during its internal trading blackout period. See note 16.

December 31, 2017	Cash, Trade and Other Receivables	Assets/ (Liabilities) at Fair Value through Earnings	Derivatives Used for Hedging	Available for Sale	Other Financial Liabilities	Total
Cash and cash equivalents	874	-	-	-	-	874
Trade and other receivables	1,457	-	-	-	-	1,457
Other financial assets - current	78	20	-	-	-	98
Other financial assets - non-current	49	1	-	33	-	83
Current indebtedness	-	-	-	-	(1,644)	(1,644)
Trade payables (see note 14)	-	-	-	-	(307)	(307)
Accruals (see note 14)	-	-	-	-	(1,477)	(1,477)
Other financial liabilities - current	-	(49)	-	-	(80)	(129)
Long-term indebtedness	-	-	-	-	(5,382)	(5,382)
Other financial liabilities - non current	-	(31)	(246)	-	(2)	(279)
Total	2,458	(59)	(246)	33	(8,892)	(6,706)

Cash and cash equivalents

Of total cash and cash equivalents, $20 million and $126 million at September 30, 2018 and December 31, 2017, respectively, were held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and were therefore not available for general use by the Company.

Long-term debt activity

The Company repaid the following notes in the nine months ended September 30, 2017:

Month/Year	Transaction	Principal Amount (in millions)
Notes repaid
September 2017	1.65% Notes, due 2017	US$550
February 2017	1.30% Notes, due 2017	US$550

Commercial paper

Under its commercial paper programs, the Company may issue up to $2.0 billion of notes. At September 30, 2018, current indebtedness included $1,739 million of outstanding commercial paper within the consolidated statement of financial position. Refer to note 20 for commercial paper repayments made in October 2018.

Credit facilities

The Company has a $2.4 billion credit facility that matures in November 2021 and may be used to provide liquidity for general corporate purposes (including support for its commercial paper programs). In the nine-month period ended September 30, 2018, the Company borrowed and repaid $370 million under this credit facility. There were no borrowings under this credit facility at September 30, 2018. Based on the Company’s current credit ratings, the cost of borrowing under the agreement is priced at LIBOR/EURIBOR plus 100 basis points.

The Company had a $1.5 billion credit facility that was comprised of a $0.5 billion term loan facility and a $1.0 billion revolving credit facility that the Company cancelled on October 1, 2018. The Company had no borrowings under either facility on September 30, 2018. In the nine-month period ended September 30, 2018, the Company borrowed and repaid $1.0 billion under the revolving credit facility.

Fair Value

The fair values of cash, trade and other receivables, trade payables and accruals approximate their carrying amounts because of the short-term maturity of these instruments. The fair value of long-term debt and related derivative instruments is set forth below.

Debt and Related Derivative Instruments

Carrying Amounts

Amounts recorded in the consolidated statement of financial position are referred to as “carrying amounts”. The carrying amounts of primary debt are reflected in “Long-term indebtedness” and “Current indebtedness” and the carrying amounts of derivative instruments are included in “Other financial assets” and “Other financial liabilities”, both current and non-current in the consolidated statement of financial position, as appropriate.

Fair Value

The fair value of debt is estimated based on either quoted market prices for similar issues or current rates offered to the Company for debt of the same maturity. The fair value of interest rate swaps is estimated based upon discounted cash flows using applicable current market rates and taking into account non-performance risk.

The following is a summary of debt and related derivative instruments that hedge the cash flows of debt:

	Carrying Amount		Fair Value
September 30, 2018	Primary Debt Instruments	Derivative Instruments Liability	Primary Debt Instruments	Derivative Instruments Liability
Bank and other	(1)	-	2	-
Commercial paper	1,739	-	1,739	-
C$500, 3.369% Notes, due 2019	387	89	390	89
C$750, 4.35% Notes, due 2020	579	145	602	145
C$550, 3.309% Notes, due 2021	424	51	429	51
$500, 4.70% Notes, due 2019	500	-	509	-
$350, 3.95% Notes, due 2021	349	-	351	-
$600, 4.30% Notes, due 2023	596	-	607	-
$450, 3.85% Notes, due 2024	447	-	441	-
$500, 3.35% Notes, due 2026	495	-	460	-
$350, 4.50% Notes, due 2043	341	-	324	-
$350, 5.65% Notes, due 2043	341	-	374	-
$400, 5.50% Debentures, due 2035	395	-	415	-
$500, 5.85% Debentures, due 2040	490	-	545	-
Total	7,082	285	7,188	285
Current portion	2,127	234
Long-term portion	4,955	51

Refer to note 20 for debt repayments made in October 2018.

	Carrying Amount		Fair Value
December 31, 2017	Primary Debt Instruments	Derivative Instruments Liability	Primary Debt Instruments	Derivative Instruments Liability
Bank and other	4	-	7	-
Commercial paper	1,637	-	1,641	-
C$500, 3.369% Notes, due 2019	398	75	405	75
C$750, 4.35% Notes, due 2020	597	128	629	128
C$550, 3.309% Notes, due 2021	437	43	450	43
$500, 4.70% Notes, due 2019	499	-	519	-
$350, 3.95% Notes, due 2021	349	-	361	-
$600, 4.30% Notes, due 2023	597	-	634	-
$450, 3.85% Notes, due 2024	447	-	459	-
$500, 3.35% Notes, due 2026	495	-	497	-
$350, 4.50% Notes, due 2043	341	-	361	-
$350, 5.65% Notes, due 2043	341	-	420	-
$400, 5.50% Debentures, due 2035	394	-	459	-
$500, 5.85% Debentures, due 2040	490	-	607	-
Total	7,026	246	7,449	246
Current portion	1,644	-
Long-term portion	5,382	246

Fair value estimation

The following fair value measurement hierarchy is used for financial instruments that are measured in the consolidated statement of financial position at fair value:

●	Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;
●	Level 2 - inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and
●	Level 3 - inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The levels used to determine fair value measurements for those instruments carried at fair value in the consolidated statement of financial position are as follows:

September 30, 2018(1)				Total
Assets	Level 1	Level 2	Level 3	Balance
Money market accounts	-	130	-	130
Forward exchange contracts(2)	-	3	-	3
Financial assets at fair value through earnings	-	133	-	133
Financial assets at fair value through other comprehensive income(3)	3	19	-	22
Total assets	3	152	-	155

Liabilities
Embedded derivatives(4)	-	(2)	-	(2)
Forward exchange contracts(2)	-	(4)	-	(4)
Financial liabilities at fair value through earnings	-	(6)	-	(6)
Derivatives used for hedging(5)	-	(285)	-	(285)
Total liabilities	-	(291)	-	(291)

December 31, 2017				Total

Assets	Level 1	Level 2	Level 3	Balance

Embedded derivatives(4)	-	12	-	12

Forward exchange contracts(2)	-	9	-	9

Financial assets at fair value through earnings	-	21	-	21

Available for sale investments(3)	7	26	-	33

Total assets	7	47	-	54

Liabilities

Embedded derivatives(4)	-	(63)	-	(63)

Forward exchange contracts(2)	-	(16)	-	(16)

Contingent consideration(6)	-	-	(1)	(1)

Financial liabilities at fair value through earnings	-	(79)	(1)	(80)

Derivatives used for hedging(5)	-	(246)	-	(246)

Total liabilities	-	(325)	(1)	(326)

(1)	Current presentation reflects the adoption of IFRS 9, Financial Instruments, effective January 1, 2018.

(2)	Used to manage foreign exchange risk on cash flows excluding indebtedness.

(3)	Investments in entities over which the Company does not have control, joint control or significant influence.

(4)	Largely related to U.S. dollar pricing of customer agreements by subsidiaries outside of the U.S.

(5)	Comprised of fixed-to-fixed cross-currency swaps on indebtedness.

(6)	Obligations to pay additional consideration for prior acquisitions, based upon performance measures contractually agreed at the time of purchase.

The Company recognizes transfers into and out of the fair value measurement hierarchy levels at the end of the reporting period in which the event or change in circumstances that caused the transfer occurred. There were no transfers between hierarchy levels for the nine months ended September 30, 2018.

Valuation Techniques

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

●	quoted market prices or dealer quotes for similar instruments;
●	the fair value of cross-currency interest rate swaps and forward foreign exchange contracts is calculated as the present value of the estimated future cash flows based on observable yield curves; and
●	the fair value of contingent consideration is calculated based on estimates of future revenue performance.

Note 13: Other Non-Current Assets

	September 30,	December 31,

	2018	2017

Net defined benefit plan surpluses	13	30

Cash surrender value of life insurance policies	308	302

Equity method investments	156	167

Deferred commissions	71	8

Other non-current assets	24	98

Total other non-current assets	572	605

Note 14: Payables, Accruals and Provisions

	September 30,	December 31,

	2018	2017

Trade payables	140	307

Accruals	842	1,477

Provisions	99	166

Other current liabilities	210	136

Total payables, accruals and provisions	1,291	2,086

Note 15: Provisions and Other Non-Current Liabilities

	September 30,	December 31,

	2018	2017

Net defined benefit plan obligations	688	984

Deferred compensation and employee incentives	137	159

Provisions	55	124

Uncertain tax positions	147	337

Other non-current liabilities	33	136

Total provisions and other non-current liabilities	1,060	1,740

Note 16: Capital

Share repurchases

The Company may buy back shares (and subsequently cancel them) from time to time as part of its capital strategy. Share repurchases are effected under a normal course issuer bid (“NCIB”). In May 2018, the Company renewed its NCIB for an additional 12 months. Under the renewed NCIB, the Company may repurchase up to 35.5 million common shares between May 30, 2018 and May 29, 2019 in open market transactions on the TSX, the NYSE and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or NYSE or under applicable law, including private agreement purchases if the Company receives an issuer bid exemption order from applicable securities regulatory authorities in Canada for such purchases. The price that the Company will pay for shares in open market transactions under the NCIB will be the market price at the time of purchase or such other price as may be permitted by TSX. There were no private agreement purchases in 2018. In the nine months ended September 30, 2017, the Company privately repurchased 6.0 million common shares at a discount to the then-prevailing market price.

Details of share repurchases were as follows:

	Three months ended September 30,		Nine months ended September 30,

	2018	2017	2018	2017

Share repurchases (millions of U.S. dollars)	129	230	488	808

Shares repurchased (number in millions)	3.1	5.0	12.2	18.5

Share repurchases — average price per share in U.S. dollars	$41.13	$46.03	$39.95	$43.60

Decisions regarding any future repurchases will depend on factors such as market conditions, share price, and other opportunities to invest capital for growth. The Company may elect to suspend or discontinue its share repurchases at any time, in accordance with applicable laws. From time to time when the Company does not possess material nonpublic information about itself or its securities, it may enter into a pre-defined plan with its broker to allow for the repurchase of shares at times when the Company ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with the Company’s broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended. In August 2018, the Company entered into such a plan with its broker to allow for repurchases following the expiry of the substantial issuer bid/tender offer in October 2018. In connection with entering into this plan, the Company recorded a $512 million liability in “Other financial liabilities” within current liabilities at September 30, 2018 with a corresponding amount recorded in equity in the consolidated statement of financial position.

Dividends

Dividends on common shares are declared in U.S. dollars. In the consolidated statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in the Company under its dividend reinvestment plan. Details of dividends declared per common share and dividends paid on common shares are as follows:

	Three months ended September 30,		Nine months ended September 30,

	2018	2017	2018	2017

Dividends declared per common share	$0.345	$0.345	$1.035	$1.035

Dividends declared	242	246	732	746

Dividends reinvested	(10)	(9)	(25)	(26)

Dividends paid	232	237	707	720

Note 17: Supplemental Cash Flow Information

Details of “Other” in the consolidated statement of cash flow are as follows:

	Three months ended September 30,		Nine months ended September 30,

	2018	2017	2018	2017

Non-cash employee benefit charges	39	35	115	123

Net losses (gains) on foreign exchange and derivative financial instruments	8	52	(9)	141

Other	13	(24)	12	10

	60	63	118	274

Details of “Changes in working capital and other items” are as follows:

	Three months ended September 30,		Nine months ended September 30,

	2018	2017	2018	2017

Trade and other receivables	3	58	64	61

Prepaid expenses and other current assets	(49)	11	(30)	18

Other financial assets	7	6	48	43

Payables, accruals and provisions	133	98	(63)	(141)

Deferred revenue	(57)	(60)	(12)	(16)

Other financial liabilities	(4)	(6)	(50)	(51)

Income taxes	29	99	27	107

Other(1)	(25)	(15)	(47)	(49)

	37	191	(63)	(28)

(1)	Includes $(8) million (2017—$(6) million) and $(22) million (2017—$(21) million related to employee benefit plans for the three and nine months ended September 30, 2018 and 2017, respectively.

Details of income taxes paid are as follows:

	Three months ended September 30,		Nine months ended September 30,

	2018	2017	2018	2017

Operating activities — continuing operations	(12)	(7)	(55)	(26)

Operating activities — discontinued operations	(43)	(36)	(95)	(90)

Investing activities — discontinued operations	-	-	-	17

Total income taxes paid	(55)	(43)	(150)	(99)

Note 18: Contingencies

Lawsuits and legal claims

The Company is engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, employment matters, commercial matters, defamation claims and intellectual property infringement claims. The outcome of all of the matters against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions and is routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of the Company’s positions and propose adjustments or changes to its tax filings.

As a result, the Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the Company’s best estimates of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of each reporting period and adjusts them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from the Company’s provisions. However, based on currently enacted legislation, information currently known by the Company and after consultation with outside tax advisors, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.

Note 19: Related Party Transactions

As of September 30, 2018, Woodbridge beneficially owned approximately 64% of the Company’s shares.

In April 2018, the Company sold a Canadian wholly-owned subsidiary to a company affiliated with Woodbridge for $16 million. The subsidiary’s assets consisted of accumulated losses that management did not expect to utilize against future taxable income prior to their expiry. As such, no tax benefit for the losses had been recognized in the consolidated financial statements. Under Canadian law, certain losses may only be transferred to related companies, such as those affiliated with Woodbridge. A gain of $16 million was recorded within “Other operating gains, net” within the consolidated income statement. In connection with this transaction, the board of directors’ Corporate Governance Committee obtained an independent fairness opinion. The Company utilized the independent fairness opinion to determine that the negotiated price between the Company and the purchaser was reasonable. After receiving the recommendation of the Corporate Governance Committee, the board of directors approved the transaction. Directors who were not considered independent because of their positions with Woodbridge refrained from deliberating and voting on the matter at both the committee and board meetings.

In October 2018, the Company returned approximately $6.5 billion to its shareholders pursuant to a substantial issuer bid/tender offer under which the Company repurchased approximately 138 million shares at a price of $47 per share. As part of this transaction, Woodbridge sold approximately 88.9 million shares through a proportionate tender which allowed it to maintain its equity ownership in Thomson Reuters of approximately 64%. See note 20.

Except for the above transactions, there were no new significant related party transactions during the nine months ended September 30, 2018. Refer to “Related party transactions” disclosed in note 29 of the Company’s consolidated financial statements for the year ended December 31, 2017, which are included in the Company’s 2017 annual report, for information regarding related party transactions.

Note 20: Subsequent Events

Financial & Risk Strategic Partnership Transaction

On October 1, 2018, the Company closed the sale of a 55% interest in its Financial & Risk business to private equity funds managed by Blackstone. An affiliate of Canada Pension Plan Investment Board and an affiliate of GIC invested alongside Blackstone. The Company retained a 45% interest in the business, which is now known as Refinitiv. Beginning with its results for the fourth quarter of 2018, Thomson Reuters will include the Company’s 45% share of Refinitiv’s results reported in a single line item on the Company’s consolidated income statement titled “Share of post-tax earnings in equity method investments”. To facilitate the separation, Refinitiv and Thomson Reuters are providing certain transition services to each other for a specified period, including technology and administrative services.

The Company received approximately $17 billion in gross proceeds at closing, which remain subject to purchase price adjustments, and expects to record a post-tax gain of approximately $3.0 billion from the transaction.

Since the closing of the Financial & Risk transaction, the Company has repaid approximately $4 billion of debt from the proceeds of the Financial & Risk transaction, including through a recently completed debt redemption and debt tender offer. The repayments were as follows:

Full / Partial Redemption	Notes Repaid	Principal Amount (in millions)

Full Redemption	3.369% Notes, due 2019	C$500(1)

Full Redemption	4.35% Notes, due 2020	C$750(2)(3)

Full Redemption	4.70% notes, due 2019	$500(3)

Partial Redemption	3.95% notes, due 2021	$211 million repaid of $350 million principal amount(3)

Partial Redemption	3.85% notes, due 2024	$208 million repaid of $450 million principal amount(3)

Partial Redemption	4.50% notes, due 2043	$231 million repaid of $350 million principal amount(3)

(1)	Converted to US$478 million principal amount at an interest rate of 2.852% after cross-currency swap agreements that were designated as cash flow hedges.

(2)	Converted to US$731 million principal amount at an interest rate of 3.911% after cross-currency swap agreements that were designated as cash flow hedges.

(3)

The notes were classified as “Long-term indebtedness” within the consolidated statement of financial position at September 30, 2018 based on their maturity date, as the early repayment in October 2018 was contingent on the Company closing the sale of a 55% interest in its Financial & Risk business.

The Company also repaid its outstanding commercial paper borrowings of $1,739 million.

In October 2018, the Company returned approximately $6.5 billion to shareholders pursuant to a substantial issuer bid/tender offer under which the Company repurchased approximately 138 million shares at a price of $47 per share. The Company’s principal shareholder, Woodbridge, made a proportionate tender, which resulted in it tendering the number of shares that allowed it to maintain its 64% proportionate equity ownership in Thomson Reuters following completion of the transaction.

The Company plans to return approximately $2.5 billion to shareholders through a return of capital transaction, which was announced on October 8, 2018 and is expected to be completed on or about November 27, 2018. The transaction, which is subject to shareholder and court approval, consists of a cash distribution of $4.45 per common share and a share consolidation, or “reverse stock split”, which will reduce the number of outstanding common shares on a basis that is proportional to the cash distribution.

In connection with the closing of the transaction, Reuters News and Refinitiv entered into a 30-year agreement for Reuters News to supply news and editorial content to the partnership for a minimum of $325 million per year. For the duration of the news agreement, the Company will grant the Refinitiv partnership a license to permit it to brand its products/services and company name with the “Reuters” mark, subject to applicable limitations and restrictions set forth in a trademark license agreement.

Share repurchases

In October 2018, the Company repurchased 11.1 million of its common shares under its NCIB for $512 million at an average price per share of $46.28.

Acquisition

In October 2018, the Company signed a definitive agreement to acquire Integration Point, a provider of global trade management operations. The completion of the acquisition is subject to customary regulatory approvals and closing conditions.

Dividends

In October 2018, the Company’s board of directors approved a $0.02 per share increase in the annualized dividend to $1.40 per common share, which will become effective with the Company’s quarterly dividend to be paid in the fourth quarter of 2018. A quarterly dividend of $0.35 will be paid on December 17, 2018 to shareholders of record as of November 15, 2018.

Segment reporting changes

Effective October 1, 2018, The Company transitioned from a product-centric structure to a customer-centric structure, and remapped its business units into the following reportable segments:

●	Legal Professionals
●	Tax Professionals
●	Corporates
●	Global Print
●	Reuters News

The Company will begin to report on the new segment basis beginning with the fourth-quarter 2018 results.